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
Pricing Supplement dated April 22, 2005 	                Rule 424(b)(3)
(To Prospectus dated April 2, 2004 and	                   File No. 333-113680
Prospectus Supplement dated April 2, 2004)

	            TOYOTA MOTOR CREDIT CORPORATION

	      Medium-Term Note, Series B - Floating Rate
                   Consumer Price Index Linked Notes
_______________________________________________________________________________

Principal Amount: $50,000,000              Trade Date: April 22, 2005
Issue Price: See "Additional Terms         Original Issue Date: April 27, 2005
 of the Notes - Plan of Distribution"      Net Proceeds to Issuer:  $49,787,500
Initial Interest Rate: 3.97%               Principal's Discount or
Interest Payment Period: Monthly              Commission:  0.425%
Stated Maturity Date: October 27, 2008

_______________________________________________________________________________

Calculation Agent: Deutsche Bank Trust Company Americas
Interest Calculation:
  [X] Regular Floating Rate Note 	     [ ] Floating Rate/Fixed Rate Note
  [ ] Inverse Floating Rate Note 		  (Fixed Rate Commencement
	(Fixed Interest Rate): 		           Date):
  [ ] Other Floating Rate Note 			  (Fixed Interest Rate):
  Interest Rate Basis: [ ] CD Rate [ ] Commercial Paper Rate [ ] Prime Rate
	[ ] Eleventh District Cost of Funds Rate 	[ ] Federal Funds Rate
	[ ] LIBOR 	[ ] Treasury Rate 	[X] Other (see attached)
			If LIBOR, Designated LIBOR Page: [ ] Reuters Page:
						         [ ] Telerate Page:

Initial Interest Reset Date:               Spread (+/-):See "Additional Terms
  May 27, 2005                                 of the Notes - Calculation of
Interest Rate Reset Period:                    the Interest Rate for the Notes"
  Monthly                                  Spread Multiplier: N/A
Interest Reset Dates: The 27th             Maximum Interest Rate: N/A
  calendar day of each month,              Minimum Interest Rate: 0.0% per year
  commencing May 27, 2005, with               for each Interest Period
  no adjustment                            Index Maturity: N/A
Interest Payment Dates: The 27th           Index Currency: U.S. dollars
  calendar day of each month,
  commencing May 27, 2005
Interest Determination Date: Each
  Interest Reset Date

Day Count Convention:
  [ ]  30/360 for the period from			  to
  [ ]  Actual/365 for the period from			  to
  [X]  Actual/Actual for the period from  April 27, 2005  to  October 27, 2008

Redemption:
  [X]  The Notes cannot be redeemed prior to the Stated Maturity Date.
  [ ]  The Notes may be redeemed prior to Stated Maturity Date.
       Initial Redemption Date: N/A
       Initial Redemption Percentage: N/A
       Annual Redemption Percentage Reduction: N/A

Repayment:
  [X]  The Notes cannot be repaid prior to the Stated Maturity Date.
  [ ]  The Notes can be repaid prior to the Stated Maturity Date at the option of the holder of the Notes.
       Optional Repayment Date(s):
       Repayment Price:     %

Currency:
      Specified Currency:  U.S. dollars
            (If other than U.S. dollars, see attached)
      Minimum Denominations:
            (Applicable only if Specified Currency is other than U.S. dollars)

Original Issue Discount:	[ ]  Yes			[X] No
      Total Amount of OID:
      Yield to Maturity:
      Initial Accrual Period:

Form:  [X] Book-entry            [ ] Certificated


Investing in the Notes involves a number of risks. In addition to the risks described in "Risk Factors" on page S-3 of the Prospectus Supplement, see
"Additional Terms of the Notes - Additional Risk Factors" below.

                                ____________________

                                Merrill Lynch & Co.

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                           ADDITIONAL TERMS OF THE NOTES

Calculation of the Interest Rate for the Notes

The interest rate for the Notes being offered by this Pricing Supplement for each Interest Period during the term of the Notes beginning on and after May 27, 2005, will be the rate determined as of the applicable Interest
Determination Date pursuant to the following formula:

                 [(CPIt-CPIt-12) / CPIt-12] + 1.00%
       Where:
              CPIt = Current Index Level of CPI (as defined below) and
              CPIt-12 = Index Level of CPI 12 months prior to CPIt

In no case, however, will the interest rate for the Notes be less than the Minimum Interest Rate listed on page 1 of this Pricing Supplement. The interest rate for the Notes during the period beginning April 27, 2005 to but excluding May 27, 2005 will be the Initial Interest Rate, a fixed rate of 3.97% per annum.

CPIt for each Interest Reset Date is the CPI for the third calendar month prior to the calendar month in which such Interest Reset Date occurs, as published and reported, as described below, in the second calendar month prior to the calendar month in which such Interest Reset Date occurs or as otherwise determined as set forth in this Pricing Supplement. For example, for the Interest Period from and including May 27, 2005 to and including
June 27, 2005, CPIt will be the CPI for February 2005 and CPIt-12 will be the CPI for February 2004. The CPI for February 2005 was published by BLS (as defined below) and reported on Bloomberg Ticker CPURNSA in March 2005 and the CPI for February 2004 was published and reported in March 2004.

As used herein, "Interest Period" shall be each monthly period from and including the previous Interest Reset Date (except for the first Interest
Period, which shall be from and including the Original Issue Date) to but excluding the next succeeding Interest Reset Date (except for the last
Interest Period, which shall be to but excluding the Stated Maturity Date).

If an Interest Payment Date falls on a day that is not a Business Day, the payment of interest will be made on the next succeeding Business Day, and no interest on such payment will accrue from the period from and after such Interest Payment Date.

Consumer Price Index

The amount of interest payable on the Notes on each Interest Payment Date will be linked to changes in the Consumer Price Index. The Consumer Price Index for purposes of the Notes is the non-seasonally adjusted U.S. City Average All
Items Consumer Price Index for All Urban Consumers ("CPI"), published monthly by the Bureau of Labor Statistics of the U.S. Department of Labor ("BLS") and reported on Bloomberg Ticker CPURNSA or any successor service, provided, that in certain circumstances the CPI may be determined otherwise by the U.S.
Treasury or the Calculation Agent as described below. The BLS makes almost all Consumer Price Index data publicly available. This information may be accessed electronically on the BLS home page on the internet at http://www.bls.gov/cpi/. The CPI for a particular month is published during the following month.

According to publicly available information provided by the BLS, the CPI is a measure of the average change in consumer prices over time for a fixed market basket of goods and services, including food, clothing, shelter, fuels, transportation, charges for doctors and dentists services, and drugs. In calculating the index, price changes for the various items are averaged together with weights that represent their importance in the spending of urban households in the United States. The contents of the market basket of goods and services and the weights assigned to the various items are updated periodically by the BLS to take into account changes in consumer expenditure patterns. The CPI is expressed in relative terms in relation to a time base reference period for which the level is set at 100.0. The base reference period for the Notes is the 1982-1984 average. For example, with respect to any date of measurement, an increase in a particular month is generally published by BLS during the last two weeks of the following month. From time to time, the base reference period is changed by the BLS, or "rebased," to a more recent base reference period.

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The following table sets forth the CPI from January 1999 to February 2005, as published by the BLS and reported on Bloomberg Ticker CPURNSA:

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Month			2005	2004	2003	2002	2001	2000	1999
-----			-----	----	----	----	----	----	----
January		        190.7	185.2	181.7	177.1	175.1	168.8	164.3
February		191.8	186.2	183.1	177.8	175.8	169.8	164.5
March			193.3	187.4	184.2	178.8	176.2	171.2	165.0
April			 --	188.0	183.8	179.8	176.9	171.3	166.2
May			 --	189.1	183.5	179.8	177.7	171.5	166.2
June			 --	189.7	183.7	179.9	178.0	172.4	166.2
July			 --	189.4	183.9	180.1	177.5	172.8	166.7
August			 --	189.5	184.6	180.7	177.5	172.8	167.1
September		 --	189.9	185.2	181.0	178.3	173.7	167.9
October			 --	190.9	185.0	181.3	177.7	174.0	168.2
November		 --	191.0	184.5	181.3	177.4	174.1	168.3
December		 --	190.3	184.3	180.9	176.7	174.0	168.3


This historical data is presented for information purposes only. As stated in Risk Factors below, movements in the CPI that have occurred in the past are not necessarily indicative of changes that may occur in the future. Actual changes in the CPI may be less than or greater than those that have occurred in the past.
Additional Provisions Relating to CPI

If the CPI is not reported on Bloomberg Ticker CPURNSA for a particular month by 3:00 PM on an Interest Determination Date, but has otherwise been published by the BLS, Deutsche Bank Trust Company Americas, in its capacity as the Calculation Agent, will determine the CPI as published by the BLS for such month using a source it deems appropriate, and such determination will be final and binding upon all Noteholders.

Except as otherwise described in this paragraph, if a previously reported CPI for a relevant month is revised by the BLS, the Calculation Agent will use the most recently available value of such CPI in calculating CPIt and CPIt-12 on the applicable Interest Determination Date. In contrast, if the CPI for a relevant month already has been used by the Calculation Agent in calculating CPIt and CPIt-12 on any Interest Determination Date (such CPI, an "Initial CPI"), the Calculation Agent will continue to use the Initial CPI, even if the CPI for such month has subsequently been revised by the BLS. In addition, if a previously reported CPI for a relevant month is revised by the BLS and such revision is made in order to correct a manifest error (as determined in the sole discretion of the Calculation Agent) the Calculation Agent shall in all cases use the revised CPI, even if such CPI already has been used by the Calculation Agent in calculating CPIt and CPIt-12.

The BLS occasionally rebases the CPI. If the CPI is rebased to a different year or period, the base reference period for the Notes will continue to be the 1982-1984 reference period as long as the 1982-1984 CPI continues to be published. If the old-based CPI is not published, the Calculation Agent will calculate inflation using the new-based CPI. The conversion to a new reference base does not affect the measurement of the percentage change in a given index series from one point in time to another, except for rounding differences.

If the CPI is discontinued or if, in the opinion of the BLS, as evidenced by a public release, the CPI is substantially altered, the Calculation Agent will determine the interest rate on the Notes by reference to a substitute index, in its sole discretion, by a computation methodology that the Calculation Agent determines will as closely as reasonably possible replicate the CPI or is another methodology which is in accordance with general market practice at the time. In doing this, the Calculation Agent may (but is not required to) determine the substitute index by selecting any substitute index that is chosen by the Secretary of the Treasury for the Department of the Treasury's Inflation-Linked Treasuries, as described at 62 Federal Register 846-847 (January 6, 1997). Determinations by the Calculation Agent in this regard will be final and binding upon all Noteholders.

Rounding
All values used in the interest rate formula for the Notes will be rounded to the nearest fifth decimal place (one-one hundred thousandth of a percentage point), rounding upwards if the sixth decimal place is five or greater (e.g., 9.876555% (or .09876555) would be rounded up to 9.87656% (or .0987656) and
9.876554% (or .09876554) would be rounded down to 9.87655% (or .0987655)).
All percentages resulting from any calculation of the interest rate will be rounded to the nearest third decimal place (one thousandth of a percentage point), rounding upwards if the fourth decimal place is five or greater (e.g., 9.8765% (or .098765) would be rounded up to 9.877% (or .09877) and 9.8764% (or
..098764) would be rounded down to 9.876% (or .09876)). All dollar amounts used in or resulting from such calculation on the Notes will be rounded to the nearest cent (with one-half cent being rounded upward).

                                 RISK FACTORS

Investing in the Notes involves a number of risks, including risks associated with an investment in ordinary floating rate notes. In addition to the risks described in "Risk Factors" on page S-3 of the Prospectus Supplement, the Notes are also subject to other special considerations. An investment in notes indexed to the consumer price index entails significant risks that are not associated with similar investments in conventional floating rate or fixed-rate debt securities. Accordingly, prospective investors should consult their financial and legal advisors as to the risks entailed by an investment in consumer price indexed-linked notes and the suitability of the Notes in light of their particular circumstances.

THE NOTES ARE TMCC SECURITIES AND     The Notes are issued by TMCC and are
ARE NOT OBLIGATIONS OF THE U.S.       subject to all of the risks of an
GOVERNMENT                            investment therein.  The Notes rank pari
                                      passu with all other unsecured and
                                      unsubordinated debt of TMCC.  Although
                                      the Notes are based, with some
                                      modifications, on Treasury Inflation-
                                      Protection Securities issued by the U.S.
                                      Department of the Treasury, the Notes
                                      are not issued by, obligations of or
                                      guaranteed by the U.S. Government or any entity other than TMCC.

ON AND AFTER MAY 27, 2005, THE        Interest payable on the Notes on and
INTEREST RATE ON THE NOTES MAY,       after May 27, 2005 is linked to changes
IN SOME CASES, BE  ZERO.              in the level of the CPI during twelve-
                                      month measurement periods.

                                      If the CPI decreases during a relevant
                                      measurement period, which is likely to
                                      occur when there is deflation, owners of the Notes may receive interest payments for the related Interest Period equal to the Minimum Interest Rate, which is 0.00%.

ON AND AFTER MAY 27, 2005, THE        The interest rate on the Notes, if below
INTEREST  RATE ON THE NOTES MAY       the Initial Interest Rate (including
BE BELOW THE RATE OTHERWISE PAYABLE   the Minimum Interest Rate), is below
ON SIMILAR FIXED OR FLOATING RATE     what we would currently expect to pay as
DEBT SECURITIES ISSUED BY US.         of the date of this pricing supplement
                                      if we issued non-callable senior debt
                                      securities with a fixed or floating rate and similar maturity to that of the Notes. Any interest payable in excess of the Minimum Interest Rate on the Notes will be based upon the difference in the level of the CPI determined as of the measurement dates specified in the formula listed above.

THE HISTORICAL LEVELS OF THE CPI      The historical levels of the CPI are not
ARE NOT AN INDICATION OF THE FUTURE   an indication of the future levels of
LEVELS OF THE CPI AND THOSE LEVELS    the CPI during the term of the Notes. In
MAY CHANGE SUBSTANTIALLY.             the past, the CPI has experienced
                                      periods of volatility, including on a
                                      monthly basis, and such volatility may
                                      occur in the future.  Fluctuations and
                                      trends in the CPI that have occurred in
                                      the past are not necessarily indicative, however, of fluctuations that may occur in the future.

                                      Holders of the Notes will receive
                                      interest payments after May 27, 2005
                                      that will be affected by changes in the
                                      CPI.  Such changes may be significant.
                                      Changes in the CPI are a function of the
                                      changes in specified consumer prices
                                      over time, which result from the
                                      interaction of many factors over which
                                      we have no control.
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ON AND AFTER MAY 27, 2005, THE        The CPI is reported by the BLS, which is
INTEREST RATE IS BASED UPON THE       a governmental entity.  For that reason,
CPI. THE CPI IS REPORTED BY THE       neither TMCC nor the Calculation Agent
BLS AND TMCC HAS NO CONTROL OVER      has any control over the determination,
ITS CALCULATIONS.  THE CPI ITSELF     calculation or publication of the CPI.
AND THE WAY THE BLS CALCULATES THE    The CPI itself and the way the BLS
CPI MAY CHANGE IN THE FUTURE OR       calculates the CPI may change in the
THE CPI MAY NO LONGER BE PUBLISHED.   future, and there can be no assurance
THESE FACTORS COULD AFFECT THE        that the BLS will not change the method
RETURN ON, AND VALUE OF, THE NOTES.   by which it calculates the CPI.
                                      The BLS has made many technical and
                                      methodological changes to the CPI over
                                      the last 25 years and it is likely to
                                      continue to do so.  Examples of recent
                                      methodological changes include:

                                        * The use of regression models to
                                          adjust for the quality improvements
                                          in various goods (televisions,
                                          personal computers, etc.).
                                        * The introduction of geometric
                                          averages to account for consumer
                                          substitution within consumer price
                                          index categories.
                                        * Changing the housing/shelter formula
                                          to improve rental equivalence.

                                      If the CPI is substantially altered (as
                                      determined in the sole discretion of the Calculation Agent), a substitute index and methodology may be employed to calculate the interest payable on the Notes as described above.

                                      Changes in the way the CPI is calculated could reduce the level of the CPI and lower the interest payments with respect to the Notes. Accordingly, the amount of interest, if any, payable on the Notes on and after May 27, 2005, and therefore the value of the Notes, may be significantly reduced.

BECAUSE THE FORMULA FOR               Because the calculation of interest on
CALCULATING INTEREST ON THE NOTES     the Notes is based on the CPI for the
IS BASED ON HISTORICAL CPI            third-preceding and fifteenth-preceding
INFORMATION, INTEREST PAYMENTS        months, for each Interest Period, the
WILL REFLECT A LAG RELATIVE TO        interest will reflect a lag relative
CURRENT CPI INFORMATION.              to the nominal inflation rate as of that
                                      Interest Payment Date.  For the same
                                      reason, subsequently published CPI
                                      values may have an impact on the market
                                      price of the Notes, particularly during
                                      periods of rapid change in the CPI.

Plan of Distribution

Under the terms of and subject to the conditions of a terms agreement under a Distribution Agreement dated April 2, 2004 between TMCC and Merrill Lynch, Pierce, Fenner & Smith Incorporated ("Merrill Lynch"), Citigroup Global Markets Inc., Credit Suisse First Boston LLC, J.P. Morgan Securities Inc. and Morgan Stanley & Co. Incorporated (the "Agreement"), Merrill Lynch, acting as principal, has agreed to purchase and TMCC has agreed to sell the Notes at 99.575% of their principal amount. Merrill Lynch may resell the Notes to one or more investors or to one or more broker-dealers (acting as principal for the purposes of resale) at a price equal to 100% of their principal amount.

Under the terms and conditions of the Agreement, Merrill Lynch is committed to take and pay for all of the Notes offered hereby if any are taken.